

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Shannon Wilkinson
Chief Executive Officer
Tego Cyber, Inc.
8565 South Eastern Avenue, Suite 150
Las Vegas, NV 89123

> **Re: Tego Cyber, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2020**
> **File No. 333-248929**

Dear Ms. Wilkinson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement filed on Form S-1 on September 21, 2020

Prospectus Summary
Recent Developments, page 3

1. Please revise to provide the material terms of the agreements with the software developers that were contracted to develop your platform. In addition, file the agreements as an exhibit. Refer to Item 601 of Regulation S-K.

Our Product and Services, page 30

2. Please revise this section to clarify which of your products and services are currently available to enterprise clients and which are still in development. In that regard, we note that your revenues are from "consulting fees" and it is unclear which products are currently available to customers.

Strategic Partners and Suppliers, page 33

3.   You disclose that software from Splunk Inc. is your first product integration. Please revise to clarify how the Splunk, Inc. product will be integrated into your platform and the terms of your agreement with Splunk. Inc. To the extent material, please file the agreement as an exhibit.

Liquidity and Capital Resources, page 37

4.   Please disclose the minimum funding required to proceed with your business plan and remain in operation for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone.

Critical Accounting Policies
Revenue Recognition, page 40

5.   Please tell us why you early adopted ASU No. 2014-19 as of January 1, 2017 when your inception date is September 6, 2019.

Directors, Executive Officers, Promoters and Control Persons
Background and Business Experience, page 42

6.   Please revise the biographies of your executive officers and director to disclose each person's current occupation and employment as well as the dates and names of organizations in which they worked in the past five years. We note your disclosure that some of your officers and directors are employed outside of Tego Cyber Inc. and will only be able to devote a limited amount of time to the development of our business. Clarify the number of hours that the executive officers will devote to the business of Tego Cyber. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 45

7.   You state that there are no employment agreements or arrangements with your executive officers and directors receive no annual salary or bonus for their service as members of the board of directors. We note that Shannon Wilkinson, Chief Executive Officer, received compensation of $29,700 in fiscal year 2020 and that Troy Wilkinson and Michael De Valera also received stock awards. We also note that a portion of your use of proceeds will be used to pay salaries. Please disclose the factors that the company determined to award cash compensation and stock awards. See Item 402(o) of Regulation S-K.

Signatures, page 61

8. Please revise your signature page to indicate the person acting as the Principal Accounting Officer. Refer to Instruction 1 to Signatures on Form S-1.

Financial Statements
Report of Independent Public Accounting Firm, page F-2

9. Please have your auditor represent in their report that the audit of Tego Cyber, Inc. was conducted in accordance with the standards of the Public Company Accounting Oversight Board.

10. We note the consent of Buckley Dodds LLP indicates that its report includes an explanatory paragraph related to the preparation of the financial statements assuming that the Company will continue as a going concern. Tell us why the Buckley Dodds report does not include such an explanatory paragraph. Otherwise, please have your auditor revise their report.

General

11. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jessica Lockett